UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1169

THE TIMKEN COMPANY SAVINGS PLAN FOR

TORRINGTON BARGAINING ASSOCIATES

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

The Timken Company Savings Plan

for Torrington Bargaining Associates

Unaudited Financial Statements

December 31, 2012 and 2011, and

Year Ended December 31, 2012

The Timken Company Savings Plan

for Torrington Bargaining Associates

Statements of Net Assets Available for Benefits

(unaudited)

	December 31,
	2012	2011
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$1,794,169	$1,680,742

Total assets reflecting investments at fair value	1,794,169	1,680,742

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	(9,837)	(1,819)

Net assets available for benefits	$1,784,332	$1,678,923

See accompanying notes.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

(unaudited)

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$189,626

Deductions
Benefits paid directly to participants	84,167
Administrative expenses	50

Total deductions	84,217

Net increase	105,409

Net assets available for benefits:
Beginning of year	1,678,923

End of year	$1,784,332

See accompanying notes.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements

(unaudited)

December 31, 2012 and 2011, and

Year Ended December 31, 2012

1. Description of the Plan

The following description of The Timken Company Savings Plan for Torrington Bargaining Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established on February 16, 2003. On February 16, 2003, The Timken Company (Timken) acquired Ingersoll-Rand Company Limited’s Engineered Solutions business, which was comprised of certain operating assets and subsidiaries including The Torrington Company.

General

During 2006, The Timken Company closed its Standard Plant, the full-time hourly employees of which were represented by the United Auto Workers Local 1645. As a result of this transaction, all participants in the Plan terminated their employment with The Timken Company and the Plan will no longer have any new participants or contributions. However, The Timken Company, the Plan administrator, will continue to sponsor the Plan for those participants who have elected not to transfer their accounts to another plan. The Plan is a defined contribution plan which covered full-time hourly employees of Timken US Corporation (the Company) who were represented by the United Auto Workers Local 1645. Employees of the Company became eligible to participate in the Plan on the first of the month coincident with or immediately following completion of one year of service (including service with The Torrington Company prior to The Timken Company’s purchase of The Torrington Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants were able to elect to contribute up to 20% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans. The Company matched participant contributions, “Company Matching Contributions” at an amount equal to 100% on the first 3% of the participant’s eligible earnings, and then 50% on the subsequent 3% of the participant’s eligible earnings.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Upon enrollment, a participant was required to direct his or her contribution in 1% increments to any of the Plan’s investment options. The Company Matching Contributions were invested in Timken common shares. Participants were not permitted to diversify the investment of the Company Matching Contributions until their service with the Company was terminated. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company Matching Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants were immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company Matching Contribution portion of their account plus actual earnings thereon occurred over a period of six years with 20% vested after two years and an additional 20% in each of the years three to six.

Participant Notes Receivable

Participants may borrow from their account related to their participant contributions and rollover contributions with a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their account balance related to participant contributions and rollover contributions. Loan terms generally cannot exceed five years.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of 1% in excess of the prime rate, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

As a result of their termination of service to The Timken Company due to the closure of the Standard Plant, participants having a vested account balance greater than $1,000 were given the option of (i) transferring their account balance to another plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, (iii) receiving installment payments of their vested assets over a period of time not to exceed their life expectancy, or (iv) leaving their vested account balance in the Plan. Participants having a vested account balance less than $1,000 received a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70  1/2 after which time the lump-sum or installment distribution options would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the United Auto Workers Local 1645 shall notify the other party in writing that they desire to terminate the Plan. The Plan may generally be amended by mutual consent of the Company and the United Auto Workers Local 1645. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the amount standing to their credit in their separate account.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Timken Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the five other defined contribution plans sponsored by The Timken Company.

The Plan’s trustee maintains a collective investment trust of Timken common shares in which the Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Since ASU 2011-04 only clarifies existing fair value measurements and affects fair value measurement disclosures, adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3. Investments

The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2012 and 2011 was 0.14% and 0.15%, respectively.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

3. Investments (continued)

The following tables present the fair values of investments in the Master Trust and the Plan’s ownership percentage in each investment fund of the Master Trust:

	December 31, 2012
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan’s Ownership Percentage
Investment, at Fair Value:
The Timken Company Common Stock Fund	$1,576,982	$319,117,974	$—	$—	$—	$—	$—	$—	$320,694,956	0.13%
Morgan Stanley Small Company Growth	—	—	14,814,070	—	—	—	—	—	14,814,070	0.00%
American Funds EuroPacific Growth	—	—	89,314,155	—	—	—	—	—	89,314,155	0.06%
American Funds Washington Mutual Investors	—	—	22,783,272	—	—	—	—	—	22,783,272	0.00%
American Beacon Small Cap Value	—	—	22,868,397	—	—	—	—	—	22,868,397	0.08%
Vanguard Target Retirement Income	—	—	23,368,634	—	—	—	—	—	23,368,634	0.26%
Vanguard Target Retirement 2015	—	—	70,820,300	—	—	—	—	—	70,820,300	0.40%
Vanguard Target Retirement 2025	—	—	38,937,796	—	—	—	—	—	38,937,796	0.10%
Vanguard Target Retirement 2035	—	—	35,355,304	—	—	—	—	—	35,355,304	0.61%
Vanguard Target Retirement 2045	—	—	16,125,154	—	—	—	—	—	16,125,154	0.00%
Vanguard Target Retirement 2020	—	—	6,806,720	—	—	—	—	—	6,806,720	0.00%
Vanguard Target Retirement 2030	—	—	2,645,284	—	—	—	—	—	2,645,284	0.00%
Vanguard Target Retirement 2040	—	—	1,665,490	—	—	—	—	—	1,665,490	0.00%
Vanguard Target Retirement 2050	—	—	800,347	—	—	—	—	—	800,347	0.00%
JPMorgan S&P 500 Index	—	—	—	32,466,044	—	—	—	—	32,466,044	0.07%
The Timken Company - JPM Bond Fund		—	—	8,055,932	34,150,439	68,750,278	24,012,101	—	134,968,750	0.06%
JPMorgan Equity Index	—	—	—	140,491,194	—	—	—	—	140,491,194	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	63,736,701	—	—	—	—	63,736,701	0.04%
SSgA Russell 2000-A Index	—	—	—	48,444,488	—	—	—	—	48,444,488	0.04%

	$1,576,982	$319,117,974	$346,304,923	$293,194,359	$34,150,439	$68,750,278	$24,012,101	$—	$1,087,107,056

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	32,235,856	—	—	—	—	32,235,856
JPMorgan Intermediate Bond Fund	—	—	—	155,036,381	—	—	—	—	155,036,381
JPMorgan Mortgage Private Placement Fund	—	—	—	8,682,881	—	—	—	—	8,682,881
Wrapper Value	—	—	—	—	—	—	—	48,420	48,420
Adjustment from fair value to contract value	—	—	—	(3,346,510)	—	—	—	—	(3,346,510)

	$—	$—	$—	$192,608,608	$—	$—	$—	$48,420	$192,657,028	0.29%

Net Assets of Master Trust	$1,576,982	$319,117,974	$346,304,923	$485,802,967	$34,150,439	$68,750,278	$24,012,101	$48,420	$1,279,764,084	0.14%

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2011
	Cash and Cash Equivalents	Company Stock	Registered Investment Companies	Common Collective	Government and Agency Securities	Mortgage and Asset Backed Securities	Corporate Bonds	Wrap Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at Fair Value:
The Timken Company Common Stock Fund	$2,676,111	$296,932,589	$—	$—	$—	$—	$—	$—	$299,608,700	0.12%
Morgan Stanley Small Company Growth	—	—	14,124,854	—	—	—	—	—	14,124,854	0.00%
American Funds EuroPacific Growth	—	—	72,122,610	—	—	—	—	—	72,122,610	0.06%
American Funds Washington Mutual Investors	—	—	16,322,636	—	—	—	—	—	16,322,636	0.00%
American Beacon Small Cap Value	—	—	19,995,849	—	—	—	—	—	19,995,849	0.08%
Vanguard Target Retirement Income	—	—	9,032,047	—	—	—	—	—	9,032,047	0.01%
Vanguard Target Retirement 2005	—	—	8,463,967	—	—	—	—	—	8,463,967	0.65%
Vanguard Target Retirement 2015	—	—	61,428,882	—	—	—	—	—	61,428,882	0.41%
Vanguard Target Retirement 2025	—	—	30,074,232	—	—	—	—	—	30,074,232	0.11%
Vanguard Target Retirement 2035	—	—	30,092,816	—	—	—	—	—	30,092,816	0.68%
Vanguard Target Retirement 2045	—	—	12,163,963	—	—	—	—	—	12,163,963	0.00%
Vanguard Target Retirement 2020	—	—	43,531	—	—	—	—	—	43,531	0.00%
Vanguard Target Retirement 2030	—	—	38,305	—	—	—	—	—	38,305	0.00%
Vanguard Target Retirement 2040	—	—	25,722	—	—	—	—	—	25,722	0.00%
Vanguard Target Retirement 2050	—	—	14,981	—	—	—	—	—	14,981	0.00%
JPMorgan S&P 500 Index	—	—	—	30,539,328	—	—	—	—	30,539,328	0.07%
The Timken Company - JPM Bond Fund		—	—	4,674,307	26,998,221	54,716,595	16,543,959	—	102,933,082	0.07%
JPMorgan Equity Index	—	—	—	123,489,446	—	—	—	—	123,489,446	0.00%
Nuveen Winslow Large-Cap Growth	—	—	—	63,463,896	—	—	—	—	63,463,896	0.04%
SSgA Russell 2000-A Index	—	—	—	41,177,230	—	—	—	—	41,177,230	0.04%

	$2,676,111	$296,932,589	$273,944,395	$263,344,207	$26,998,221	$54,716,595	$16,543,959	$—	$935,156,077

JPMorgan Stable Value Fund:
JPMorgan Liquidity Fund	—	—	—	14,307,860	—	—	—	—	14,307,860
JPMorgan Intermediate Bond Fund	—	—	—	157,273,471	—	—	—	—	157,273,471
Wrapper Value	—	—	—	—	—	—	—	25,677	25.677
Adjustments from fair value to contract value	—	—	—	(536,503)	—	—	—	—	(536,503)

	$—	$—	$—	$171,044,828	$—	$—	$—	$25,677	$171,070,505	0.34%

Net Assets of Master Trust	$2,676,111	$296,932,589	$273,944,395	$434,389,035	$26,998,221	$54,716,595	$16,543,959	$25,677	$1,106,226,582	0.15%

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

3. Investments (continued)

Investment gain for the Master Trust is as follows:

Year Ended December 31, 2012
Net appreciation in fair value of investments
Cash and Cash Equivalents	80,338
Company Stock	$75,276,788
Registered Investment Companies	33,309,625
Common Collective Funds	39,233,737
Government and Agency Securities	1,098,395
Mortgage and Asset Backed Securities	3,566,455
Corporate Bonds	793,191

$153,358,529
Net appreciation in investment contracts	3,417,037
Interest and dividends	14,630,061

Total Master Trust	$171,405,627

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value

The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$1,576,982	$—	$1,576,982	$—
Company Stock:
The Timken Company Common Stock	319,117,974	319,117,974	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,814,070	14,814,070	—	—
American Funds EuroPacific Growth	89,314,155	89,314,155	—	—
American Funds Washington Mutual Investors	22,783,272	22,783,272	—	—
American Beacon Small Cap Value	22,868,397	22,868,397	—	—
Vanguard Target Retirement Income	23,368,634	23,368,634	—	—
Vanguard Target Retirement 2015	70,820,300	70,820,300	—	—
Vanguard Target Retirement 2020	6,806,720	6,806,720	—	—
Vanguard Target Retirement 2025	38,937,796	38,937,796	—	—
Vanguard Target Retirement 2030	2,645,284	2,645,284	—	—
Vanguard Target Retirement 2035	35,355,304	35,355,304	—	—
Vanguard Target Retirement 2040	1,665,490	1,665,490	—	—
Vanguard Target Retirement 2045	16,125,154	16,125,154	—	—
Vanguard Target Retirement 2050	800,347	800,347	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	32,466,044	—	32,466,044	—
SSgA Russell 2000-A Index	48,444,488	—	48,444,488	—
JPMorgan Equity Index	140,491,194	—	140,491,194	—
Nuveen Winslow Large-Cap Growth	63,736,701	—	63,736,701	—
The Timken Company – JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	8,055,932	—	8,055,932	—
Government and Agency Securities	34,150,439	—	34,150,439	—
Mortgage and Asset Backed Securities	68,750,278	—	68,750,278	—
Corporate Bonds	24,012,101	—	24,012,101	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	32,235,856	—	32,235,856	—
JPMorgan Intermediate Bond Fund	155,036,381	—	155,036,381	—
JPMorgan Mortgage Private Placement Fund	8,682,881	—	8,682,881	—
Wrapper Value	48,420	—	—	48,420

Total assets	$1,283,110,594	$665,422,897	$617,639,277	$48,420

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Cash and Cash Equivalents:
JPMorgan US Government Money Market	$2,676,111	$—	$2,676,111	$—
Company Stock:
The Timken Company Common Stock	296,932,589	296,932,589	—	—
Registered Investment Companies:
Morgan Stanley Small Company Growth	14,124,854	14,124,854	—	—
American Funds EuroPacific Growth	72,122,610	72,122,610	—	—
American Funds Washington Mutual Investors	16,322,636	16,322,636	—	—
American Beacon Small Cap Value	19,995,849	19,995,849	—	—
Vanguard Target Retirement Income	9,032,047	9,032,047	—	—
Vanguard Target Retirement 2005	8,463,967	8,463,967	—	—
Vanguard Target Retirement 2015	61,428,882	61,428,882	—	—
Vanguard Target Retirement 2020	43,531	43,531	—	—
Vanguard Target Retirement 2025	30,074,232	30,074,232	—	—
Vanguard Target Retirement 2030	38,305	38,305	—	—
Vanguard Target Retirement 2035	30,092,816	30,092,816	—	—
Vanguard Target Retirement 2040	25,722	25,722	—	—
Vanguard Target Retirement 2045	12,163,963	12,163,963	—	—
Vanguard Target Retirement 2050	14,981	14,981	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	30,539,328	—	30,539,328	—
SSgA Russell 2000-A Index	41,177,230	—	41,177,230	—
JPMorgan Equity Index	123,489,446	—	123,489,446	—
Nuveen Winslow Large-Cap Growth	63,463,896	—	63,463,896	—
The Timken Company – JPM Bond Fund:
Common Collective Fund:
JPMorgan Liquidity Fund	4,674,307	—	4,674,307	—
Government and Agency Securities	26,998,221	—	26,998,221	—
Mortgage and Asset Backed Securities	54,716,595	—	54,716,595	—
Corporate Bonds	16,543,959	—	16,543,959	—
JPMorgan Stable Value Fund:
Common Collective Funds:
JPMorgan Liquidity Fund	14,307,860	—	14,307,860	—
JPMorgan Intermediate Bond Fund	157,273,471	—	157,273,471	—
Wrapper Value	25,677	—	—	25,677

Total assets	$1,106,763,085	$570,876,984	$535,860,424	$25,677

During 2011, the fair value of the Timken Company Common Stock Fund held in the Master Trust was presented as a Level 2 asset. The prior period disclosure has been corrected to reflect separate presentation of the common stock as a Level 1 asset. In addition, during 2011, the JPMorgan Stable Value Fund was presented as a Level 3 asset. The prior period disclosure has been corrected to reflect separate presentation of the Stable Value Fund as a Level 2 asset, excluding the wrapper which is a Level 3 asset.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value (continued)

The investment strategy for American Funds Washington Mutual Investors is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

The Timken Company Common Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

The JP Morgan S&P 500 Index Fund and the JPMorgan Equity Index Fund include investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The Timken Company – JPM Bond Fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value for The Timken Company – JPM Bond Fund is based on the value of the underlying assets. The JP Morgan Liquidity Fund is valued using the net asset value per share. The Government and Agency Securities are valued at the closing price on the date of the last transaction. Mortgage and Asset Backed Securities are valued based on quoted prices for similar assets in active markets. Corporate Bonds are valued at the closing price on the date of the last transaction.

The SSgA Russell 2000-A Index Fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

The Nuveen Winslow Large-Cap Growth Fund is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this category has been determined using the net asset value per share on the active market on which the individual securities are traded.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value (continued)

The Stable Value Fund is invested in the JPMorgan Liquidity, JPMorgan Intermediate Bond, and JPMorgan Private Placement Common Collective Funds. The fair value of the investment in these funds has been estimated using the net asset value per share. The JPMorgan Liquidity Fund invests in a diversified portfolio of fixed and floating rate short-term money market instruments and U.S. Treasury securities. The JPMorgan Mortgage Private Placement invests primarily in privately placed fixed rate and floating rate mortgages and leasebacks secured by apartment complexes and single family homes, as well as commercial properties, such as office buildings, shopping centers, retail stores and warehouses. The JPMorgan Intermediate Bond Fund is designed as a fixed income portfolio strategy for stable value funds and other conservative fixed income investors.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present a summary of changes in the fair value of the Master Trust’s Level 3 assets as of December 31, 2012 and December 31, 2011, respectively:

	Wrapper Value	Total
Balance, January 1, 2012	$25,677	$25,677
Unrealized gains	22,743	22,743

Balance, December 31, 2012	$48,420	$48,420

	Wrapper Value	Total
Balance, January 1, 2011	$—	$—
Unrealized gains	25,677	25,677

Balance, December 31, 2011	$25,677	$25,677

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Synthetic guaranteed investment contract wrapper	$48,420	Replacement Cost	Swap Yield Rate	0.50%	0.50%
			Duration	3.05
			Payout Date	N/A
			Payout Percentage	N/A

The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2012 and 2011, respectively:

December 31, 2012	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$32,466,044	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$134,968,750	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$48,444,488	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$140,491,194	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large Cap Growth	$63,736,701	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$32,235,856	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$155,036,381	Not applicable	Daily	Trade Day
JPMorgan Mortgage Private Placement Fund	$8,682,881	Not applicable	Daily	Trade Day + 1 day

December 31, 2011	Fair Value	Redemption Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan S&P 500 Index	$30,539,328	Not applicable	Daily	Trade Day
The Timken Company - JPM Bond Fund	$102,933,082	Not applicable	Daily	Trade Day
SSgA Russell 2000-A Index	$41,177,230	Not applicable	Daily	Trade Day
JPMorgan Equity Index	$123,489,446	Not applicable	Daily	Trade Day + 1 day
Nuveen Winslow Large Cap Growth	$63,463,896	Not applicable	Daily	Trade Day
JPMorgan Liquidity	$14,307,860	Not applicable	Daily	Trade Day
JPMorgan Intermediate Bond	$157,273,471	Not applicable	Daily	Trade Day

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2012	2011
Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$411,890	$355,013

Year Ended December 31, 2012
Change in net assets:
Net appreciation in fair value of investments	$79,302
Dividends	8,097
Benefits paid directly to participants	(30,515)
Expenses	(7)

$56,877

6. Investment Contracts

The Master Trust invests in synthetic guaranteed investment contracts (SGICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

6. Investment Contracts (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments.

	December 31,
Average Yields for SGICs	2012	2011
Based on actual earnings	1.0%	2.0%
Based on interest rate credited to participants	2.0%	2.0%

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,784,332	$1,678,923
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,837	1,819

Net assets available for benefits per the Form 5500	$1,794,169	$1,680,742

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$189,626
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(1,819)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	9,837

Total income per the Form 5500	$197,644

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Income Tax Status

The Plan has received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

The Timken Company Savings Plan

for Torrington Bargaining Associates

Notes to Financial Statements (continued)

10. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2012:

Dollars
Purchased	$100,029,036
Issued to participants for payment of benefits	$1,737,409

Purchases and benefits paid to participants include Timken common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TIMKEN COMPANY SAVINGS PLAN FOR TORRINGTON BARGAINING ASSOCIATES

Date: July 1, 2013	By:	/s/ Scott A. Scherff
Scott A. Scherff Corporate Secretary and Vice President – Ethics and Compliance